SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January, 2026

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Corporate Taxpayer ID (CNPJ/ME) 76.483.817/0001-20 - Company Registry (NIRE) 41300036535

B3 (CPLE3)

NYSE (ELPC)

LATIBEX (XCOPO)

Adjustment of the value per share of dividends and interest on capital already announced

COMPANHIA PARANAENSE DE ENERGIA - COPEL ("Company"), in continuation and rectification of Notices to Shareholders 08/25, 09/25 and 10/25, informs its shareholders regarding the distribution of interest on equity, approved at the meeting of the Board of Directors held on November 18, 2025, in the total gross amount of R$ 1,100,000.000.00 (one billion, one hundred million reais) ("JCP") and the distribution of dividends, approved at the meeting of the Board of Directors held on December 10, 2025, in the total amount of R$ 1,350,000,000.00 (one billion, three hundred and fifty million reais) ("Dividends"), the updating of the amount of JCP and Dividends for each common, registered, book-entry share with no par value issued by the Company, as shown in the table below:

	JCP	DIVIDENDS
Payment date	19.01.2026	Until 30.06.2026
Total amount	R$ 1.100.000.000,00	R$ 1.350.000.000,00
Value per ordinary share - ON	R$ 0,37036160091(1)	R$ 0,45453469202
Date of entitlement (inclusive)	30.12.2025	30.12.2025
Ex-vesting date	02.01.2026	02.01.2026

(1) Subject to taxation under Law 9,249/95. Legal entities that are exempt from withholding income tax under Brazilian law must provide proof of this status to the bookkeeper.

The Company clarifies that the update informed herein is the result of a new change in the balance of shares held in treasury on the base date for the distribution of JCP and Dividends.

Curitiba, January 08, 2026

Felipe Gutterres

Vice-President of Finance and Investor Relations

For further information, please contact the Investor Relations team:
ri@copel.com or (41) 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date January 8, 2026

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.